SOS Combines with XRF To Boost Business Transformation Company Presentation May 5, 2020 Exhibit 99.2

Forward-Looking Statements Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and XRF’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the delay or termination of the transaction contemplated by the Agreements; the outcome of any legal proceedings that have been, or will be, instituted against XRF or other parties to the Agreements following announcement of the Agreements and transactions contemplated therein; the ability of XRF to meet the NYSE listing standards following the transaction and in connection with the consummation thereof; the inability to complete the transactions contemplated by the Agreements due to the failure to perform any other closing conditions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement of the Agreements and consummation of the transaction described therein; costs related to the proposed acquisition; changes in applicable laws or regulations; the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition; the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and retain its key employees; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by XRF. Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. XRF’s SEC filings are available publicly on the SEC’s website at www.sec.gov. XRF disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. Non-Solicitation This release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XRF, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Description The Agreements will allow the Investors to acquire the shares previously issued to True North as well as certain true-up shares through repayment of the Senior Secured Promissory Note, dated December 24, 2019 executed by True North in favor of XRF by contributing the YBT business into XRF and certain cash investments. The per share purchase price for the transaction is at $1.36 which is a 30% premium to the recent closing stock price at signing. True North will transfer 37,985,293 Class A and the Company will issue 3,465,574 Class B ordinary shares to the Investors. To compensate for the price difference between the True North financing ($1.93) and the current market price (30-day average closing price before signing), true-up shares of about 8,066,241 Class A and 9,806,331 Class B will be issued Upon closing, the Company will have 131,039,056 Total Shares Outstanding YBT will become a wholly owned subsidiary of the Company Expected to close in May 2020.

SOS Medical Rescue Card SOS Auto Rescue Card SOS Financial Rescue Card SOS Life Rescue Card SOS Cloud Call Center SOS Big Data Management Cloud YBT/SOS is a significant player in the emergency rescue business providing emergency healthcare services, emergency roadside assistance, emergency living assistance, and other rescue services in China. Its services are mostly sold to Corporate clients who offer these services as an employee benefit, as well as to individual members. Its major products and services include: Description of SOS

SOS AI natural language platform: Auto call center SOS Insurance SAAS: Integrate insurance co’s data, including China Life, Pingan Ins, China Pacific etc, to offer customized products SOS Agency Network Cloud: Manage offline agents SOS New Leads Cloud: Channel for insurance sales SOS IOS and Android Apps SOS GPS location marketing platform SOS Emergency Messaging System Core Technology

SOS has been growing at a rapid pace Collaboration Cloud Business unit: New member growth 30% Retention Rate: 82% Member Fee Growth: 35% Complaint Rate: 5% Message Fee Growth: 32% Ad rev growth: 15% New Market growth: 5% Total Rev Growth: 40% Income Growth: 38% Basic Cloud Business: New member growth 26% Retention Rate: 98% Member Fee Growth: 38% Complaint Rate: 2% Message Fee Growth: 20% Ad rev growth: 5% New Market growth: 5% Total Rev Growth: 30% Income Growth: 45% Business Development

SOS Current Membership: 12mm + Current Major Clients: Beijing Shangtang AI Tech (An AI surveillance co) Guangdong Development Bank CC Center Guangzhou Diandong Info Tech Co Ltd (A marketing Co) China Postal Bank SOS brings significant customer and membership base for cross selling of other products Membership and Customer Base will improve hit rate

Expected Synergies Leveraging large member bases from both SOS and XRF to cross sell and increase the joint members. 55 million members combined. Use new resources and capital to explore monetization of Licenses and P2P portfolio Combining the marketing scale of SOS and fin-tech expertise of XRF, to offer heath care and emergency rescue based financial services Demand in emergency, auto rescue and insurance products can create a lot of demands for borrowing needs. The large group of customers are very attractive to financial institutions and SOS will help XRF to secure additional funding for its lend-aid business Expanding SOS’s insurance agency sales business with risk management services from XRF, deepen relationships with top tier large corps in China Leveraging SOS’s call center capabilities with XRF’s targeting and modeling skills to improve the ROI of collection services Integrating the customer data and analytics, technologies, and business from both sides to offer new services to new sectors of the market, such as e-commerce, travel, entertainment etc.

Benefits of the Combined Company Current SOS Business contributes revenue of $2.40 and profit of $0.28 per member After cross-sell SOS services to XRF members, we are estimating up to $0.60 additional revenue and $0.30 profit per member. The total estimate would then be up to $3.00 revenue and $0.58 profit per member. Offering Lend-aid to combined member base could bring additional up to $0.20 in revenue and $0.06 in profit per member due to scale. We are therefore estimating that the combined revenue per member could improve by $0.80 in revenue and $0.36 in profit. Assuming no further member growth, if we are able to realize these increases in profitability per member, we expect to achieve meaningful profitability as early as 2020. New member growth would of course accelerate these outcomes This also assumes no portfolio action or sale of licenses which may or may not take place in 2020

Current SOS Management Team Wang, Yandai MR. Chairman CEO. 20 years of industry experience in emergency rescue, telecom and call center services. Wang, Yilin MS. COO. Worked for China Mobile, over 6 years of management experience Feng, Weidong MR. CTO. 15+ years of R&D experience in telecom and mobile internet

Strengthened Board and Management

Mr. Yandai Wang. CEO, Executive Chairman
Graduated from Tsinghua Univ. Founded Yong Bao Insurance Agency Group. Serial entrepreneur. 20+ years of telecom, call center, and operation experiences.

Mr. Douglas Brown. Non-Executive Chairman and Independent Director

Founder of Dlb Capital and former Vice Chairman-Investment Banking at Morgan Stanley. His career was focused on the Global Financial services industry. Investment Banking clients in China included the Peoples Insurance Company of China (PICC) and China Construction Bank for which he as the lead book running manager for the raising of over $10.5 billion in IPO proceeds. He also served as a co manager on the IPOs of Ping An and others in China. While advising PICC he arranged for the 10% investment of AIG pre -IPO. He currently serves on the Boards of Transamerica and HighTower Advisors, where he was one of the earliest investors and served as its first Chairman.

Jonathan Zang. Independent Director
CEO 5G International Asset Management--Expertise in Overseas M & A, Investment and financial strategy, international engineering, renewable energy, oil & gas, infrastructure, blockchain and financial technology

Mr. Wenbin Wu. Independent Director
Mr. Wu serves as Chairman of Shenzhen Rongde Investments Ltd. And Shenzhen Rongde Enterprise Management Advisory Company. Has been Chairman of Board since establishing Shenzhen Rongde Investments Ltd. & Shenzhen Rongde Enterprise Advisory Company in 2007.In his role as Chairman and focused on investment and fundraising as well as IPO advisory, He has also participated in investing and advising on10+ companies inside and outside of China.

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Dr. Po Wang. Board Director has served as our executive officer and board member since October 2019, and was our co-chief executive officer from June to October 2019. He currently serves as our Executive vice president, New Ventures. From October to November 2019, he served as our Co-Chief Executive Officer. Prior to that he was a serial entrepreneur, innovative thinker, and avid investor. He founded BundleRank, Inc. in 2004 to deliver advanced analytics services to businesses with marketing and risk management solutions. He also co-founded and served as co-CEO and advisor to several Fin-tech companies in China. He has multiple years of experiences in the financial industry in the US, served in the capacities of Vice President of Marketing for JPMorgan Chase Bank, and Vice President of Risk Management for Citibank. He has a Ph.D. from the Johns Hopkins University, and a B.A. from Peking University. Mr. Russell Krauss. Vice-Chairman, Board Director served as our co-chief executive officer from September 2018 to June 2019, vice-chairman from September 2018, and prior to that served as an independent non-executive director on our board since October 2016. Previously, Mr. Krauss served as a Senior Vice President, for DXC Technology from 2017 to 2018. In that role, he was head of Enterprise-wide Operations for the $24 billion business. Prior to that, he was vice president and managing director for several of Hewlett-Packard's largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives. Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S. He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history. Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation. He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York. Strengthened Board and Management (cont'd)

About China Rapid Finance China Rapid Finance (NYSE: XRF) is a leading fin-tech company that offers award-winning decisioning technology and marketing services that addresses China's growing consumer credit market. The Company utilizes its proprietary technology and 18 years of experience to provide its services. The Company is establishing partnerships and is currently developing strategic alternatives and new businesses in financial technology, marketing services and portfolio management. For more information, please visit http://ir.crfchina.com. About Yong Bao Two Ltd and SOS Information Technology Co., Ltd. Yong Bao Two Ltd. (“YBT”), a British Virgin Islands company, is the holding company of SOS Information Technology Co., Ltd. (“SOS”). YBT, through its subsidiaries including SOS, provides wide range of emergency rescue services to its corporate and individual members in China. SOS provides various types of membership cards to individual members in large corporations as part of employee benefits. Its products include SOS Medical Rescue Card, SOS Auto Rescue Card, SOS Financial Rescue Card, and SOS Life Rescue Card. It utilizes cloud and other cutting-edge technologies to provide emergency rescue services in a new fashion, including its app based mobile platform, cloud call centers and large data centers. It has contractual service agreements with major banks, insurance companies, internet companies, and telecom providers in China. Contact: [Investor Relations] (203)423-2108